July 20, 2005
Peggy Kim Division of Corporate Finance Securities and Exchange Commission Mail Stop 0409 450 Fifth Street, N.W. Washington, D.C. 20549-0306
Re:	Heartland Payment Systems, Inc.
Registration Statement on Form S-1 (333-118073)

Dear Ms. Kim:

        On behalf of our client, Heartland Payment Systems, Inc. (the "Company"), we are filing herewith Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (File No. 333-118073) (the "Registration Statement").

        Amendment No. 4 includes revisions updating certain information and in response to the written comments received from the Staff of the Commission (the "Staff") on July 11, 2005 (the "Comment Letter"). The Company's responses to the Staff's Comment Letter are set forth below. For convenience, copies of Amendment No. 4 marked to show changes from the draft submitted to the Staff on June 27, 2005 are also being provided to the examiners. The Staff's comments are reprinted below followed by the Company's responses. Page references in response to the Staff's comments correspond to the page numbers in the marked copy of Amendment No. 4.

Form S-1
General

1.
We note your press release dated June 14, 2005 where you state that "Heartland has experienced rapid growth in the restaurant industry over the past several years, as well as achieving significant penetration in the hotel and retail markets." We note that in the prospectus you discuss the lodging market, rather than the hotel market. Please revise the business section to further describe what you mean by the "lodging" market. In addition, we note that on page 40 you state that only 4.5% of your merchants were lodging establishments. In addition, on page 56, it appears that your processing volume for the lodging market has remained at 7% for the past two years. Please tell us why the statement in the press release does not act to condition the market. In addition, please address the timing of the press release and explain whether or not the press release was consistent with past publicity practices.

        The Company supplementally advises the Staff that it believes that the statements in the Company's June 14, 2005 press release did not have the effect of conditioning the market and were designed to attract new customers. The Company believes that public relations activities are an effective tool for generating leads that turn into customers. As such, the Company expends resources on public relations that are intended to attract new customers and has consistently done so over the last few years in the form of press releases. The June 14th press release was with respect to a factual business development, the achievement of the Company's 100,000th active customer, and did not contain forecasts, projections or predictions relating to revenues, income or earnings per share and opinions concerning the value of the Company. In addition, the Company advises the Staff that it currently expects to request that the Staff declare the Company's registration statement effective no earlier than the week of August 8th. The Company believes that this passage of time should address any concerns the Staff may have regarding the June 14th press release and its effect on the market.

        Additionally, the Company believes that the issuance of the press release was consistent with the Company's past publicity practices. The Company has consistently issued press releases announcing important Company events in the normal course of its business, such as endorsements from various associations, compliance with bankcard programs, its first "Billion in Visa" month and expanded partnerships. The Company believes that the June 14th press release announcing that the Company had registered its 100,000th active customer was consistent with this practice.

        The Company respectfully advises the Staff that it often uses the terms "lodging" and "hotel" interchangeably. However, the term "lodging", as used in the prospectus, is more general as it includes both hotels and motels. Further, for lodging to remain at 7% of our volume from 2004 to 2005, that category had to grow significantly. In fact, in March, 2005 lodging represented $195 million of processed volume, an increase of 34.3% from March, 2004. The Company also believes that the 4,595 lodging establishments for which it processed as of June, 2005 represents "significant" penetration of this market, which it estimates amounts to approximately 61,000 locations nationwide. The Company has revised page 1 of the prospectus to further describe what it means by lodging.

Summary, page 1

2.
We note your estimate of annualized processing volume. Please explain how you arrived at this estimate and, in your disclosure, make it clear in the same paragraph that there is no guarantee that your processing volume for 2005 will come in at this level and may in fact be less, which would impact your revenues.

        The Company has deleted its estimate of annualized processing volume from page 1 of the prospectus and replaced it with its processing volume for the six months ended June 30, 2004 and 2005. The Company has included its estimate of annualized processing volume on page 22 of the prospectus and has clarified that it cannot guarantee that processing volume for 2005 will come in at this level.

        The Company respectfully advises the Staff that it does not comment on the revenue impact of its processing run rate, and it believes that the disclosure added to page 22 implicitly communicates the same uncertainty with respect to revenues.

3.
We note that in the first quarter of 2005 your loss rate rose by nearly 10% to 0.44 basis points. Please quantify this loss, disclose the losses for 2002, 2003 and 2004 and consider in your MD&A any evident trends. Also, please make it clear in this paragraph that you are not providing a projection of future losses, which could be higher than past losses, and that any increase in losses would impact your revenues.

  The requested disclosure has been made to page 1 of the prospectus. The Company has determined that there are no evident trends with respect to the losses for 2002, 2003 and 2004.

Our Competitive Strengths, page 2

4.
On page 3, please provide us with support for your assertion that your operating structure allows for lower incremental costs as you grow processing volume.

        The Company respectfully refers the Staff to its more detailed discussion of its Competitive Strengths—Scalable Operating Structure provided in the Business section on page 46 for support regarding its statement that its operating structure allows for lower incremental costs as it grows processing volume. Additionally, the Company's statement that its operating structure allows for lower incremental costs as it grows its processing volume is supported in the Company's audited financial statements. The two income statement line items that are directly associated with the Company's operating activities are processing and servicing and selling and administrative. From 2002 to 2004, while the Company's processing volume was growing by 73.6% and its revenues were growing by 77.0%, its processing and servicing expenses grew by 58.8%, and selling and administrative costs grew by 51.5%. The lower growth in processing and servicing cost results primarily from the Company's processing costs, where it not only pays lower incremental fees for higher volume on third party processors, but also has put an increasing percentage of its volume onto its Exchange platform, which has lower costs than its third party processors charge it. At the same time, the Company's selling and administrative overhead expenses to support its business do not need to grow as quickly as its portfolio and revenues have.

Challenges We Face, page 3

5.
Please identify your key competitors here.

  The requested revision has been made to page 3 of the prospectus.

6.
Please discuss risks related to fraud involving the unauthorized use of customer card numbers and the theft of personal information. In this regard, we note from page 10 that your merchants have experienced "data security failures." On page 10, please describe those failures in more detail, including what information was compromised and how many accounts were affected.

  The requested disclosure has been made to pages 3 and 13 of the prospectus.

MD&A, page 22
Critical Accounting Policies, page 23
Capitalized Customer Acquisition Costs, page 23

7.
Please disclose the total amount of signing bonus for each period. Also, please discuss the meaning for investors of adjustments to your signing bonus. For instance, it appears to us that increasing negative adjustments (at least as a percentage of total bonus) suggests that merchant contracts are not performing as well as anticipated.

  The requested disclosure has been added to pages 23 and 24 of the prospectus. The Company respectfully notes that adjustments to signing bonuses as a percentage of capitalized signing bonuses have remained relatively constant, even though the dollar amount of the adjustments has increased.

Accrued Buyout Liability, page 24

8.
Please discuss in detail what is required in order for a sales person to "vest" and explain precisely what vesting entails (i.e., a right to future commissions on a contract).

        The requested changes have been made to page 24 of the prospectus.

9.
We note your response to prior comment 9. Please revise to explain in more detail why it makes financial sense to buy out a future obligation. Please discuss the risk (here and in risk factors) related to the possibility that the merchant relationship may terminate prior to recouping the upfront cost of the buyout. Also, please discuss how long it takes you, on average, to recoup this cost.

        The requested changes have been made to page 25 of the prospectus. The Company respectfully notes that its financial results already reflect the cost of the buyout in the amortization of the deferred acquisition cost account. However, even though there is no financial reporting risk in making such purchases, the cash expenditure may not achieve positive cash results for the Company, which risk is now discussed in the "acquisitions" risk factor on pages 12 and 13 of the prospectus.

10.
We note that buyout payments went down from 2002 to 2004. Please explain why.

        The requested disclosure has been made to page 25 of the prospectus.

Liquidity and Capital Resources, page 37

11.
Customer acquisition costs and changes in your accrued buyout liability have a significant impact on cash flows generated by operating activities from period to period. As such, please revise your discussion of operating cash flows to discuss the underlying drivers for changes in this asset and liability in each period.

        The requested changes have been made to page 37 of the prospectus.

Qualitative and Quantitative Disclosure About Market Risk, page 39

12.
We note your response to prior comment 1, seeking information about your current payable to KeyBank. Please tell us why this information does not appear in your discussion of contractual commitments or amend accordingly.

        The Company respectfully notes that the payable to KeyBank does not, like any other trade payable, represent a contractual commitment. Given its magnitude, it has been separately identified on the Company's Consolidated Balance Sheet, and the Company has also added disclosure to identify this amount separately on page 39 following the Contractual Obligations table.

New Accounting Standards, page 39

13.
Your disclosure in the last sentence of the second paragraph appears to be inconsistent with your disclosure on page 25 that the fair value method would result in a reduction to net income for the year ended December 31, 2004 and the three months ended March 31, 2005. Please revise your disclosure accordingly or advise us.

        The requested changes have been made to pages 39 and F-12 of the prospectus.

Related Party Transactions, page 72

14.
Please describe any issuances to your officers and directors under your directed share program in which the value of the shares exceeds $60,000.

        The Company respectfully advises the Staff that the participants in the directed share program and the amount of shares they will purchase has yet to be determined. The Company notes the Staff's comment and in the event that any officers or directors indicate an interest in purchasing shares with a value in excess of $60,000, the Company will add appropriate disclosure to the prospectus.

15.
We note your response to comment 22. Please revise to furnish this information as of the most recent practicable date.

        The information has been provided as of July 15, 2005.

Selling Stockholders, page 76

16.
Please identify each of the selling stockholder entities, rather than aggregating them as "Greenhill Capital Partners, L.P. and affiliated investment funds." Please provide the information requested in comment 99 from our letter dated, September 9, 2004.

        Each of the selling stockholders has been individually identified on page 76 of the prospectus. The Company respectfully advises the Staff that the disclosure requested in comment 99 from the Staff's letter dated, September 9, 2004, was previously added to page 77 of the prospectus and the remainder of such response was included in its response letter dated March 28, 2005.

17.
Please identify the natural persons with investment or voting power over the shares held by each entity. Please also revise to describe how each selling stockholder received its shares.

        The requested revisions have been made to pages 76 and 77 of the prospectus.

Underwriting, page 83

18.
We note your response to prior comment 25. Please identify i-Deal by name.

        The requested revisions have been made to page 86 of the prospectus.

Consolidated Balance Sheets, page F-3

19.
We note your revised presentation. Please explain how you considered paragraph 7 of ARB 43, Chapter 3A in classifying the accrued buyout liability as a non-current liability.

        The Company respectfully advises the Staff that it has revised its classification of the accrued buyout liability. As of December 31, 2003, the total accrued buyout liability is classified as current because by the terms of the obligation existing as of December 31, 2003, it was due on demand. As of December 31, 2003, these terms included the contractual right of the Company's vested Relationship Managers and sales managers to sell their portfolio equity to the Company. This right was eliminated in May 2004. As a result, the Company revised its classification of the accrued buyout liability for December 31, 2004 and March 31, 2005 such that it has been split between current and non-current liabilities on the Consolidated Balance Sheet. Notwithstanding that the calculation of this liability represents the current buyout costs, the Company determined that based upon its sole control over the ultimate payout of this liability and the fact that, given cash requirements and its basic business models, management would never intend to liquidate this entire liability in a twelve month period, it would not be appropriate to classify the entire buyout liability as current. The Company concluded that a split between current and non-current liabilities as of December 31, 2004 and March 2005 would be appropriate. To determine this breakout, the Company estimated the amount of the accrued buyout liability that it reasonably expects to pay over the next twelve months by calculating a cumulative annual average of the percentage of the accrued buyout liability, based on the total amount of buyout payments, which has been paid historically. The Company believes that the levels of historical buyout payments made in a twelve month period is an appropriate measure for estimating the amount of buyout payments that it reasonably expects to pay over the next twelve months. The cumulative annual average percentage was applied to the period-end accrued buyout liability to determine the current portion of the accrued buyout liability. The Company considered calculating the cumulative annual average percentage using only buyout payments made to terminated sales staff, but determined that basing the cumulative annual average percentage on total buyout payments, which include buyout payments made to continuing sales staff, was a more appropriate measure of the current portion of the accrued buyout liability.

Note 8. Merchant Deposits and Loss Reserves, page F-16 and F-17

20.
We note in your response to comment 117 in our letter dated September 9, 2004, with respect to your obligation to stand ready to perform, that you "believe the exposure is improbable, the potential amount is indeterminable, and any imputed amount... is immaterial." Please explain to us how you applied paragraphs 9 and 10 of FIN 45 in determining the fair value of the liability.

        The Company respectfully advises the Staff that in determining the fair value of its obligation to stand ready to perform, as required by paragraphs 9 and 10 of FIN 45, it considers primarily the rate its sponsor bank charges the Company for the sponsor bank to stand ready to cover any future merchant credit losses. For 2004, the sponsor bank charged approximately $1.25 million in total sponsor fees on $25 billion of processing volume. The Company estimates that 5%, or approximately $75,000, of the sponsor fee represented the sponsor bank's charge to stand ready to cover the Company's merchant credit losses. The largest portion of the fee is paid to the sponsor bank to cover its services and compensation requirements related to representing the Company to Visa and MasterCard, providing daily bank card transaction and Visa and MasterCard fee settlement functions, providing Automated Clearing House services, providing daylight overdraft funding, auditing the Company's procedures, including its underwriting of merchants, sponsoring and auditing the Company's third party processing agreements, monitoring the Company's compliance with Independent Sales Organization rules and procedures, and committing to fund the Company's daily interchange expenses, among other services. The Company has determined that using the $75,000 estimate of the sponsor bank's fee to stand ready to cover the Company's merchant credit losses as an estimate of the fair value of the Company's own obligation to stand ready to cover the merchant credit losses is immaterial to the Company's financial statements.

Information Not Required In Prospectus
Recent Sales of Unregistered Securities

21.
Please disclose the basis for the exemption relied upon in the issuance to individuals and entities affiliated with Triad. Also, please disclose who else received stock in that transaction, and how much.

        The requested disclosure has been made on page II-2 of the prospectus.

        If you have any further questions or need any further information regarding this filing, please contact the undersigned at (212) 415-9215 or Kevin T. Collins at (212) 415-9319.

Sincerely,
Nanci I. Prado